BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

NOTICE TO SHAREHOLDERS

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), in accordance with the Notice to Shareholders disclosed on November 13, 2024 (the “Notice”), hereby informs that, due to repurchases of shares held under the current Share Buyback Program of the Company, the amount per outstanding share to be paid to the Company’s shareholders on December 5, 2024, as distribution of interest on capital, is now adjusted to
R$ 0.58165567149 per outstanding share, remaining unchanged the other information contained in the Notice.

São Paulo, November 25, 2024.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer